FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2006

Commission File Number 000-30224

CRYPTOLOGIC INC.
(Translation of registrant’s name into English)

55 St. Clair Avenue West, 3rd Floor Toronto, Ontario, Canada M4V 2Y7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYPTOLOGIC INC.

Date: January 31, 2006	Lewis N. Rose President and Chief Executive Officer

FOR IMMEDIATE RELEASE
Symbol: TSX: CRY; NASDAQ: CRYP; LSE: CRP

CRYPTOLOGIC SUBSIDIARY WINS TOP HONOURS
AT 2006 UK GAMBLING AWARDS

WagerLogic named iGaming Software Provider of the Year at industry’s top awards event

January 31, 2006 (Toronto, ON) – CryptoLogic’s wholly-owned subsidiary, WagerLogic Limited, was recognized as the iGaming Software Provider of the Year at the 2006 UK Gambling Awards – the UK’s premier industry awards event. WagerLogic was honoured for its innovative Internet casino and poker software. The awards were held at the historic Banqueting House at Whitehall Palace, London.

“This prestigious award – along with a growing number of other industry honours – makes it clear that CryptoLogic is developing games of choice that players love to play,” said Lewis Rose, CryptoLogic’s President and CEO. “As both industry pioneer and an industry leader, CryptoLogic works hard to stay close to the heart of the online player – in both casino and poker – and this type of industry acclaim shows we’re on the right track in producing innovative, industry-leading games and software.”

In more than ten years in business, CryptoLogic has consistently developed groundbreaking products and entertainment concepts through its Internet casino and poker suites. The company introduced more than 20 new casino games in 2005 alone; these included Bejeweled, the popular gem-matching game, and six new multi-jackpot games featuring world-famous Marvel Super Heroes such as The Hulk, Daredevil, X-Men, Blade and The Punisher.

With one of the most extensive poker offerings on the Internet today, WagerLogic licensees’ central poker room has consistently ranked among the top five poker rooms on the Internet, and now attracts more than 9,000 simultaneous online players.

“In our industry, it’s a great tribute to be named the iGaming Software Provider of the Year,” said A.J. Slivinski, WagerLogic’s Managing Director. “For WagerLogic, this validates our commitment to providing state-of-the-art casino and poker software that enhances the loyalty of our customers’ players across the UK and all over the world.”

Presented by Dennis Publishing, the UK Gambling Awards honours the best in the industry. Founded in 1974, Dennis Publishing is one of the world’s leading independently owned media companies. The company publishes 19 magazines in the UK, including Maxim, InsideEdge, PokerPlayer, TOTAL Gambler, PC Pro and The Week, and four titles in the US — Maxim, Stuff, Blender and The Week.

About CryptoLogic® (www.cryptologic.com)
Focused on integrity and innovation, CryptoLogic Inc. is a world-leading, blue-chip public developer and supplier of Internet gaming software. Its leadership in regulatory compliance makes it one of the very few companies with gaming software that is certified to strict standards similar to land-based gaming. WagerLogic Ltd., a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to customers worldwide. For information on WagerLogic®, visit www.wagerlogic.com.

TEL (416) 545-1455 FAX (416) 545-1454
55 ST. CLAIR AVENUE, 3RD FLOOR, TORONTO, CANADA M4V 2Y7

CryptoLogic’s common shares trade on the Toronto Stock Exchange (symbol: CRY), on the NASDAQ National Market (symbol: CRYP), and on the Main Market of the London Stock Exchange (symbol: CRP).

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For more information, please contact: CryptoLogic, (416) 545-1455 Nancy Chan-Palmateer, Director of Communications

Argyle Rowland Communications, (416) 968-7311 (North American Media)
Daniel Tisch, ext. 223/ dtisch@argylerowland.com
Karen Passmore, ext. 228/ kpassmore@argylerowland.com

Publicis Consultants, +44 20 7462 7766 (UK Media)
Nick Bastin / Hannah Ashby

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:
Statements in this press release, which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.